Deutsche Bank
Deutsche Bank Trust Company Americas
Trust & Securities Services
60 Wall Street, MS NYC60-2727
New York, NY 10005

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	June 24, 2009
Re:	Registration Statement on Form F-6 filed on behalf of Duoyuan Global Water Inc. Request for Acceleration
Ladies and Gentlemen:
     Deutsche Bank Trust Company Americas, as Depositary for securities against which American Depositary Receipts are to be issued, hereby requests, pursuant to Section 8(a) of the Securities Act of 1933, as amended, the acceleration of the effectiveness date of the above referenced registration statement by the Securities and Exchange Commission to 9:00 a.m. (Eastern time) on June 24, 2009.

Very truly yours, DEUTSCHE BANK TRUST COMPANY AMERICAS
By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Vice President

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President